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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/13 (MM/DD/YY) AND ENDING 10/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rothschild Lieberman LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Railroad Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name - if individual, state last, first, middle name)

1981 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Rothschild Lieberman LLC
Statement of Financial Condition
October 31, 2014

Rothschild Lieberman LLC

Index
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[x] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Rothschild Lieberman LLC for the year ended October 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Fredric Obsbaum

Signature

Principal

Subscribed and sworn
to before me this 26th
day of January, 2015

Nancy Mallozzi

NANCY MALLOZZI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6177128
Qualified in Kings County
My Commission Expires November 13, 2015

Rothschild Lieberman LLC

Index
October 31, 2014

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Rothschild Lieberman, LLC

We have audited the accompanying statement of financial condition of Rothschild Lieberman, LLC as of October 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Rothschild Lieberman, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Rothschild Lieberman, LLC as of October 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Povol And Feldman CPA PC

Povol And Feldman, CPA PC
Lake Success, New York

January 23, 2015

Rothschild Lieberman LLC

Statement of Financial Condition
October 31, 2014

Assets		
Cash	$	1,637
Receivable from clearing broker		255,881
Furniture and equipment net of depreciation		116,941
Other assets		70,318
Total assets	$	444,777
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	115,184
Deferred rent		45,099
Total liabilities		160,283
Members' equity		284,494
Total liabilities and members' equity	$	444,777

1. Organization and Business

Rothschild Lieberman LLC (the "Company"),is a limited liability company and was formed under the laws of the State of Delaware on October 31, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company introduces its customer accounts on a fully disclosed basis to a self-clearing correspondent broker.

During the year ended October 31, 2014, Windmill Management Group LLC (previously the sole owner of the Company) sold 24% of the LLC and maintains 76% ownership with 3 new members owning the remainder of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related services.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company was previously treated as a disregarded entity for income tax reporting purposes; however, it became subject to the New York City Unincorporated Business Tax in May 2014.

At October 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. With limited exception, the Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2011.

3. Receivable from Clearing Broker

At December 31, 2014, amounts due from the Company's clearing broker represent its required deposit under the clearing agreement and net commissions.

4. Off-Balance Sheet and Concentration of Credit Risk

The Company is engaged in various brokerage activities and securities transactions. The Company's transactions are introduced for execution and clearance to its clearing broker on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligation pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of October 31, 2014, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company's cash is held at its clearing brokers and is subject to the credit risk of the clearing brokers.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2014, the Company had net capital of $97,235 which exceeded the required net capital by $86,549.

6. Related Party Transaction

The Company is under common control with another broker-dealer. The Company borrows monies from its parent and the other affiliated Company as well as a related person. The loans are non-interest bearing.

At October 31, 2014 $20,943 was due to related parties and is included in accounts payable and accrued expenses.

7. Concentration of Credit Risk

Substantially all of the assets of the Company are held by a single bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. Office Space

The Company leases office space in two locations. The Company's previous lease is on a month to month basis with minimum lease payments of $ 25,200 for the fiscal year ending October 31, 2014. Rent for both leases amounted to $92,989 for the year ending October 31, 2014. Security deposits in the amount of $66,839 are on deposit with the landlords. The approximate future minimum payments required as of October 31, 2014, over the term of the current leases are as follows:

Year Ending October 31,	Total Commitments
2015	$ 180,483
2016	184,995
2017	189,620
2018	194,361
Thereafter	182,238
	$ 931,697

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in this statement of financial condition for this indemnification.

10. Furniture and Equipment

Furniture and equipment consisted of the following at October 31, 2014:

Furniture	$ 80,328
Equipment and telephones	37,848
Leasehold improvements	18,612
Less: Accumulated depreciation	(19,847)
	$ 116,941

11. Continuing Operations

The members' of the Company have committed to provide the capital to support the Company's continuing operations as needed. During 2014 capital contributions totaled $744,155.